UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 13, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated February 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 13, 2014
	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Exercise of Underwriters’ Option to Purchase 400,000 Additional 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, February 13, 2014 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today that in connection with its previously announced public offering of its 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares (the “Series E Preferred Shares”), the underwriters have exercised their option to purchase an additional 400,000 Series E Preferred Shares. The sale of a total of 5,400,000 Series E Preferred Shares, including the additional 400,000 Series E Preferred Shares, closed today for total gross proceeds of $135.0 million. The underwriters retain an option, which expires on March 8, 2014, to purchase up to an additional 350,000 Series E Preferred Shares.

Seaspan intends to use the net proceeds from the offering for general corporate purposes and has filed an application to list the Series E Preferred Shares on The New York Stock Exchange.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley, UBS Securities LLC, and Citigroup Global Markets Inc. acted as joint book-running managers, and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint lead managers for the offering. The co-managers for this offering were Barclays Capital Inc., Incapital LLC, Ladenburg Thalmann & Co. Inc. and Maxim Group LLC.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com; Morgan Stanley, 180 Varick Street, Second Floor, New York, NY 10014, Attention: Prospectus Delivery Department Email: prospectus@morganstanley.com; UBS Securities LLC, 299 Park Avenue, New York, NY, 10171, Attention: Prospectus Department (tel: (877) 827-6444, ext. 564 3884); and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146).

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 105 containerships representing a total capacity of over 800,000 TEU, including 32 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 71 vessels has an average age of approximately seven years and an average remaining lease period of approximately five years.

Seaspan’s common shares, Series C preferred shares and Series D preferred shares are listed on The New York Stock Exchange under the symbols “SSW”, “SSW PR C” and “SSW PR D”, respectively.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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